                         Report of Independent Accountants

To the Board of Trustees of
the Fountain Square Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Fountain Square Funds (the "Company") were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of May 29, 1998 with respect to securities and similar investments reflected in the investment account of the Company. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made without prior notice to manangement. Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 29, 1998, and with respect to agreement of security and similar investments purchases and sales, for the period from March 31, 1998 (the date of last examination) through May 29, 1998;

- Confirmation of all securities and similar investments held by the Federal Reserve Bank of Cleveland, State Street Bank & Trust Co., N.A., Depository Trust Company, and Participant Trust Company in book entry form;

- Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and the Custodian;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Fifth Third Bank and tri-party custodian records; and

- Agreement of 4 security and/or investment purchases and 3 security and/or investment sales or maturities since our last examination from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Fountain Square Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 29, 1998, with respect to securities and similar investments reflected in the investment account of the Company, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fountain Square Funds and the Securities and Exchange Commission and should not be used for any other purpose.

                                                           /s/ Ernst & Young LLP

Cincinnati, Ohio
July 10, 1998

                   Management Statement Regarding Compliance with
              Certain Provisions of the Investment Company Act of 1940
              --------------------------------------------------------



We, as members of management of the Fountain Square Funds (the "Company"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of May 29, 1998.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 29, 1998 with respect to securities and similar investments reflected in the investment account of the Company.


Fountain Square Funds



By:




                    /s/ STEPHEN G. MINTOS
               -------------------------------
               Stephen G. Mintos
               President

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                                UNITED STATES                          ------------------------------
                      SECURITIES AND EXCHANGE COMMISSION                         OMB APPROVAL
                           WASHINGTON, D.C. 20549                      ------------------------------
                                                                        OMB Number:        3235-0360
                                 FORM N-17F-2                           Expires:       July 31, 1994
                                                                        Estimated average burden
              Certificate of Accounting of Securities and Similar       hours per response..... 0.05
                        Investments in the Custody of                  ------------------------------
                       Management Investment Companies

                  Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


 ---------------------------------------------------------------------------------------------------------------------------------
 1.  Investment Company Act File Number:                                Date examination completed:

     Section 11- 5569                                                   5/29/98

 ---------------------------------------------------------------------------------------------------------------------------------
 2.  State identification Number:  N/A

       ---------------------------------------------------------------------------------------------------------------------------
       AL                  AK                  AZ                  AR                  CA                  CO
       ---------------------------------------------------------------------------------------------------------------------------
       CT                  DE                  DC                  FL                  GA                  HI
       ---------------------------------------------------------------------------------------------------------------------------
       ID                  IL                  IN                  IA                  KS                  KY
       ---------------------------------------------------------------------------------------------------------------------------
       LA                  ME                  MD                  MA                  MI                  MN
       ---------------------------------------------------------------------------------------------------------------------------
       MS                  MO                  MT                  NE                  NV                  NH
       ---------------------------------------------------------------------------------------------------------------------------
       NJ                  NM                  NY                  NC                  ND                  OH
       ---------------------------------------------------------------------------------------------------------------------------
       OK                  OR                  PA                  RI                  SC                  SD
       ---------------------------------------------------------------------------------------------------------------------------
       TN                  TX                  UT                  VT                  VA                  WA
       ---------------------------------------------------------------------------------------------------------------------------
       WV                  WI                  WY                  PUERTO RICO
       ---------------------------------------------------------------------------------------------------------------------------
       Other (specify):
 ---------------------------------------------------------------------------------------------------------------------------------
 3.  Exact name of investment company as specified in registration statement:

     FOUNTAIN SQUARE FUNDS

 ---------------------------------------------------------------------------------------------------------------------------------



 ---------------------------------------------------------------------------------------------------------------------------------
 4.  Address of principal executive office (number, street, city, state, zip code):

     3435 Stelzer Road  Columbus Ohio  43219-3035

 ---------------------------------------------------------------------------------------------------------------------------------

 INSTRUCTIONS

 This Form must be completed by investment companies that have custody of securities or similar investments.

 INVESTMENT COMPANY

 1. All items must be completed by the investment company.

 2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

 ACCOUNTANT

 3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.  File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


                                THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                                                                  SEC 2198(11-91)
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